INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

December 1, 2009

Anne Nguyen Parker

Branch Chief

U.S. Securities & Exchange Commission

100 F. St., N.E.

Washington, D.C. 20549

Re:

Silver Falcon Mining, Inc./Form 10 Registration Statement

File No. 0-53765

Comment letter dated November 17, 2009

Dear Ms. Parker:

On behalf of Silver Falcon Mining, Inc. (the “Company”), I am writing to respond to your letter dated November 17, 2009 commenting on the Company’s Form 10/A Registration Statement, Amendment No. 1, filed on November 3, 2009.  Simultaneous with the filing of this letter, the Company is filing an amended Form 10 Registration Statement which makes certain changes as described herein.

Form 10

General

1.

We note your response to prior comment 5. We also note your disclosure in several places in the document that "We currently expect to begin actual operations in October 2009." Please tell us where you have explained the meaning of "actual operations." As it is now November 2009, disclose what activities you are engaged in or have completed.

The “Overview” section of Item 2. Financial Information, now includes the following verbage regarding actual operations:

We currently expect to begin actual operations in December 2009.  Initially, as described below, actual operations will consist of processing tailings left on the mine site from prior mining operations.  Later, after we complete a confirmation program to prove up and locate reserves on our property, and make further capital improvements to the mine site, we plan to begin mining and processing raw ore.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

LETTER TO MS. ANNE NGUYEN PARKER

DECEMBER 2, 2009

The “Start-up Phase” section of Item 2. Financial Information, now includes the following summary of the work that has been done to commence actual mining operations, i.e., processing tailings left from prior mining activities.

We expect to close on the purchase of our mill site in early December 2009, and begin processing tailings that same month.  In advance of the closing, we have made improvements to the road to the mill site, located an office on the property, removed the topsoil from an area of the mill site where our tailings will be disposed of, and drilled a water well.  Once we complete the purchase of the mill site, we will still need to construct a prefabricated building on the mill site to house the equipment, and move the equipment from storage in Melba, Idaho to the mill site.  Because of delays in closing the purchase of the mill site property, we were only able to move a limited amount of tailings to the mill site before the roads became impassable on the mountain.  While we have sufficient tailings to process through the winter, a substantial portion of the costs in our startup phase will be deferred until spring when the roads become passable again.

Risk Factors, page 13

2.

We note that you intend to enter into an agreement with Innovative Precious Metals Technologies, Ltd. ("Innovative") to process all of your ore from War Eagle Mountain and purchase any minerals derived from the ore.  Please include a separate risk factor to address the risk of having only one customer.  Also, address the possibility of not entering into a contract with Innovative.

The Company has not added a risk factor regarding the risk of having one customer because it has changed the strategy it will use to market its minerals.  Instead, the Company plans to shop negotiate with multiple companies that offer smelter services, and utilize the one which provides the best combination of terms and service.  Accordingly, the relevant section of the Form 10 has been changed to read as follows:

Markets and Major Customers

We plan to process the ore we mine into dore bars and then contract with a smelter to refine the dore bars and purchase any resulting minerals at market prices, less a commission.  There are a number of smelters which will refine ore on a contract basis, and we intend to use the smelter that provides the most economical terms and service.  Under our lease agreement with Goldcorp, we are obligated to pay a royalty of 15% of any amounts we receive from the smelter.

We Have Substantial Commitments That Require That We Raise Capital, page 16

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

LETTER TO MS. ANNE NGUYEN PARKER

DECEMBER 2, 2009

3.

We note that your response to prior comment 7 excluded discussion of the $10,000 per month expense allowance and the 15% royalty.  Please revise your risk factors to address these items or explain why they have been omitted.

We did not include discussion of the $10,000 per month expense allowance or the 15% royalty in this risk factor because the theme of the risk factor was a discussion of expenses or liabilities the Company has to raise capital to pay even if it never begins operations.  These expenses are not the type of expenses the company has to pay if it is not in active operations, whereas all of the other expenses listed in the risk factor are items that have to be paid regardless whether the Company is in operation.  The expense allowance and royalty are comparable to other variable expenses of operation that the Company will incur when it begins operations, like payroll, fuel, etc.

Consolidated Financial Statements for the Six Months ended June 30, 2009 and June 30, 2008

General

4.

We note your interim financial information is for the period ending June 30, 2009.  In your amended Form 10, please update your financial information as required by Rule 8-08 of Regulation S-X.  Please note that an updated auditor's consent will also be required.

As requested, the amended Form 10 includes interim information for the nine months ended September 30, 2009.

Note 11- Capital Stock, page F-20

5.

We reviewed your response to the comment 23 in our comment letter dated September 14, 2009.  We note you valued your common shares issued for services at the market price on the date of issuance. We also note you removed disclosure from your prior Form 10 filed August 17, 2009 that "share prices were based on current market value as of the date of the invoice for service rendered."   Please tell us how your accounting for these services complies with the guidance in Issue 1 of the EITF 96-18, and why you revised your prior disclosure related to payment of service invoices.

The Company removed the statement that “share prices were based on current market value as of the date of the invoice for service rendered” because it was duplicative of the same verbage that also appeared in the same financial statement note, as the Company determined that it only needed to say it once.  Further  down in the same note, the Company had disclosed the following regarding its method of valuing shares that it issued:

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

LETTER TO MS. ANNE NGUYEN PARKER

DECEMBER 2, 2009

All shares issued for services were valued at the market price on the date of issuance.  The conversion prices on all convertible notes were set at the market price on the date on the issuance of the convertible note.

EITF 96-18 provides that an issuer should measure the fair value of equity instruments issued for services as the earlier of (a) the date on which a commitment for performance by the counterparty is reached, or (b) the date on which the counterparty’s performance is complete.   In the Company’s case, the service providers that it pays with common stock typically send the Company an invoice for a specific dollar amount, and the Company then issues shares to satisfy the invoice based on the market price on the date of the invoice.  In some situations, the Company has issued common stock to a service provider in advance of the services being performed, in which cases the Company values the shares based on the market price on the date of the contract with the service provider and capitalizes the amount as a prepaid expense.  In one case where the Company entered into a contract to issue a specific number of shares the Company valued the shares at the market price on the date of the contract.  After reviewing EITF 96-18, the Company believes that its accounting for shares issued for services in these situations is proper.  Set forth below is the amended language disclosing the method of valuing shares issued for services:

Shares issued for services were valued at the market price on the date of the invoice for the services.  Shares issues for prepaid services are valued at the market price on the date of the contract for the services.  Shares issued for services which specify that a specific number of shares be issued are valued at the market price on the date of the contract.  The conversion prices on all convertible notes were set at the market price on the date on the issuance of the convertible note.

Finally, enclosed please find a redlined version of the Form 10/A which shows changes made to the version originally filed, and a letter from the Company acknowledging the matters set forth in the last page of your letter.  Please feel free to contact me in the event you have any further questions regarding the Company’s securities filings.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

LETTER TO MS. ANNE NGUYEN PARKER

DECEMBER 2, 2009

Encl.

Cc:

Pierre Quilliam

Alan Breitkreuz

William Uniack

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

LETTER TO MS. ANNE NGUYEN PARKER

DECEMBER 2, 2009

I, Pierre Quilliam, hereby certify that I have read the foregoing letter dated November 30, 2009, by Robert J. Mottern, counsel for the Silver Falcon Mining, Inc., and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Silver Falcon Mining, Inc.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Financial Officer